SECURITIES [...] Wa[...] 15048188

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68303

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MELIO SECURITIES COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Northfield Plaza - Suite 300
(No. and Street)

Northfield (City) Illinois (State) 60093 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark T. Melio 847-441-2900
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion in contained in this Report*

Kirk W. Mrazek, CPA
(Name - *if individual, state last, first middle name)*

9501 West 144th Place Suite 104 (Address) Orland Park (City) Illinois (State) 60462 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant-PCAOB Registered
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

KW 3/11

MELIO SECURITIES COMPANY, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2014

MELIO & COMPANY

MARK T. MELIO
Managing Director

A trusted experienced advisor to the healthcare industry

☐OATH OR AFFIRMATION

I, __Mark T. Melio__________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Melio Securities Company, LLC_____ ____, as of____December 31, 2014 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None____

____

____

MARY ANN DOHERTY
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
April 23, 2017

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities subordinated to claims of creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions or this filing, see section 240. 17a-5(e)(3).*

MELIO SECURITIES COMPANY, LLC
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2014

CONTENTS

Kirk W. Mrazek
Certified Public Accountant
9501 W. 144th Place-Suite 104
Orland Park, Illinois 60462
708-966-2651

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Melio Securities Company, LLC

We have audited the accompanying financial statements of Melio Securities Company, LLC (a Illinois limited liability company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Melio Securities Company, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Melio Securities Company, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Melio Securities Company, LLC's financial statements. The supplemental information is the responsibility of Melio Securities Company, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kirk W. Mrazek CPA

Orland Park, Illinois
February 20, 2015

MELIO SECURITIES COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	15,924
Total assets	$	15,924

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	1,521
Total liabilities		1,521
Total member's equity		14,403
Total liabilities and member's equity	$	15,924

See notes to financial statements.

MELIO SECURITIES COMPANY, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:		
Advisory fees	$ -	
Total revenues		$ -
Expenses:		
Communications and data processing	$ 928	
Occupancy expenses	4,200	
Other operating expenses	28,923	
Total expenses		34,051
Net loss		$ (34,051)

See notes to financial statements.

MELIO SECURITIES COMPANY, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

Balance at beginning of period	$	48,454
Net loss		(34,051)
Capital contribution		-
Distributions to member		-
Balance at end of period	$	14,403

See notes to financial statements.

MELIO SECURITIES COMPANY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:		
Net loss	$ (34,051)	
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts payable	(7,629)	
Net cash used by operating activities		$ (41,680)
Cash flows from financing activities:		
Capital contribution from member	25,000	
Net cash provided by financing activities		25,000
Net decrease in cash		(16,680)
Cash at beginning of period		32,604
Cash at end of period		$ 15,924

See notes to financial statements.

MELIO SECURITIES COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Illinois limited liability company organized in April 2009 and is a wholly owned subsidiary of Melio and Company, LLC. The Company is currently approved to serve as a placement agent on taxable and tax-exempt private placements, and supports clients with broad access to the taxable and tax-exempt debt and derivative capital markets.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

Advisory fees are recognized when earned.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities with an original maturity of six months or less to be cash equivalents.

Accounts Receivable

The Company grants credit to its customers and generally requires no collateral. Accounts receivable are reported at their outstanding balances reduced by the allowance for doubtful accounts, if any.

The allowance for doubtful accounts is increased by charges to income and decreased by chargeoffs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, known and inherent risks of the customer comprising the Company's accounts receivable balance, adverse situations that may affect the customer's ability to pay, and the current economic conditions. Accounts receivable are charged off when management deems the accounts receivable balance to be uncollectible.

Based on review of the accounts receivable, management determined that an allowance for doubtful accounts was not necessary at December 31, 2014.

Income Taxes

The Company is a single member limited liability company, and, therefore, the Company income is taxable to the member. Accordingly, no provision has been made for income taxes.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is a broker dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2014, the Company had net capital of $14,403 which was $9,403 in excess of its required net capital of $5,000. The Company's net capital ratio was 10.56 to 1.0.

NOTE 3. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank balances in excess of Federal Deposit Insurance Corporation limits and accounts receivable.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts.

NOTE 4. ACCOUNTING FOR UNCERTAIN TAX POSITIONS

The Company follows the provisions of the accounting standard regarding "Accounting for Uncertain Tax Positions". This accounting standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the enterprise's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The adoption of this standard had no material effect on the Company's financial position, results of operations, or cash flows. The tax years of 2010 through 2012 remain subject to examination by the taxing authorities.

The Company includes penalties and interest assessed by income taxing authorities in operating expenses. The Company did not have penalties and interest expense for the year ended December 31, 2014.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with a company affiliated through common ownership. The agreement calls for payments by the Company of $507 per month for administrative, office and occupancy costs. Payments under this agreement for the year ended December 31, 2014 were $6,084.

Amounts due to this affiliated company were $1,521 at December 31, 2014

NOTE 6. DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through February 20, 2015, the date the statements were available to be issued.

NOTE 7. MEMBER'S LIABILITY, INTERESTS, RIGHTS, PREFERENCES AND PRIVILEGES

The Company is an Illinois limited liability company established April 2009, with a term that is perpetual. The Company's operating agreement specifies the following information relating to its members:

Member's liability limitation
Rights and obligations of members
Member's contributions to the company and capital accounts
Allocations, income tax, distributions, elections and reports of members
Transferability and redemption of member's interests
Additional members

MELIO SECURITIES COMPANY, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2014

Total member's equity qualified for net capital	$ 14,403
Deductions:	
Non-allowable assets	-
Other deductions	-
Net capital before haircuts on securities positions	14,403
Haircuts on securities	-
Net capital	$ 14,403

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of A.I.)	$ 101
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 9,403

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$ 1,521
Percentage of aggregate indebtedness to net capital	10.56 %

Note: There are no material differences between the above computations and the Company's corresponding unaudited Focus - Part II filing.

See report of independent registered public accounting firm.

Kirk W. Mrazek
Certified Public Accountant
9501 W. 144th Place, Suite 104
Orland Park, Illinois
708-966-2651

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Melio Securities Company, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Melio Securities Company, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Melio Securities Company, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under k(2)(ii)) (the "exemption provisions") and (2) Melio Securities Company, LLC stated that Melio Securities Company, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Melio Securities Company, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Melio Securities Company, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kirk W. Mrazek CPA

Orland Park, Illinois
February 20, 2015

MELIO & COMPANY

A trusted, experienced advisor to the healthcare industry

MARK T. MELIO
Managing Director

The Exemption Report

We as members of management of Melio Securities Company, LLC are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: *(k(2)(ii))* (the "exemption provisions"). We have performed an evaluation of Melio Securities Company, LLC compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions.

Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Melio Securities Company, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: *(k(2)(ii))* (the "exemption provisions") and

2) we met the identified exemption provisions for the period from January 1, 2014 to December 31, 2014 without exception.

Signed: ______________________

Title: PRESIDENT & CEO

MELIO & COMPANY, LLC

One Northfield Plaza | Suite 300 | Northfield, Illinois 60093 | 847.441.2900 | mark@meliocompany.com | www.meliocompany.com

Kirk W. Mrazek
Certified Public Accountant
9501 W. 144th Place, Suite 104
Orland Park, Illinois 60462
708-966-2651

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Member of
Melio Securities Company, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Melio Securities Company, LLC Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Melio Securities Company, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Melio Securities Company, LLC's compliance with the applicable instructions of Form SIPC-7. Melio Securities Company, LLC's management is responsible for Melio Securities Company, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kirk W. Mrazek CPA

Orland Park, Illinois
February 20, 2015

MELIO SECURITIES COMPANY, LLC

SIPC-7 GENERAL ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED DECEMBER 31, 2014

General assessment	$ -
Less payment made with SIPC-6	-
Less payment made with SIPC-7	-
Less prior overpayment applied	(259)
Total assessment balance due (overpaid)	(259)

Total revenue	$ -
Additions	-
Deductions	-
SIPC Net Operating Revenues	$ -
General Assessment @ .0025	$ -